                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       TTI Team Telecom International Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.5 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M88258104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Kevin Handwerker
                          c/o Neuberger Berman, L.L.C.
                                605 Third Avenue
                               New York, NY 10158
                                 (212) 476-9850
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 13, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.      M88258104                                       PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Neuberger Berman, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                        (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    3,605,269
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,605,269
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,605,269
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA, OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.      M88258104                                       PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Neuberger Berman, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                        (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

---------- ---------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    3,605,269
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,605,269
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,605,269
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.      M88258104                                       PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LibertyView Special Opportunities Fund, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                        (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    1,439,763
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,439,763
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,439,763
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.      M88258104                                       PAGE 5 OF 8 PAGES
--------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LibertyView Funds, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                        (b) |_|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
-----------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    1,417,883
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,417,883
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,417,883
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

            This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the beneficial ownership of Ordinary Shares ("Ordinary Shares") of TTI Team Telecom International Ltd., a company incorporated under the laws of the State of Israel (the "Company"), including through ownership of Series A Preferred Shares of the Company convertible on a one-to-one basis into Ordinary Shares ("Preferred Shares"), to amend the
Schedule 13D filed on December 30, 2005 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) are hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

(a) & (b) Ownership and power over disposition:

A.  NB LLC
   -------
                  (a) Amount beneficially owned: 3,605,269 Shares, consisting of 1,105,274 Ordinary Shares held by the Funds and 2,499,995 Ordinary Shares issuable upon conversion of the 2,499,995 Preferred Shares held by the Funds.

                  (b) Percent of class: 22.0%. This percentage is based upon a total of 16,372,936 Ordinary Shares, calculated as the sum of (i) 13,872,941 shares of Ordinary Shares issued and outstanding as of December 31, 2005, as reflected in the Company's Report of Foreign Issuer on Form 6-K, filed on February 16, 2006 (the "Reported Outstanding Shares"), and (ii) the 2,499,995 Ordinary Shares issuable upon conversion of the Preferred Shares held by the Funds.

                  (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or direct the vote: -0-
                     (ii)  Shared power to vote or direct the vote: 3,605,269
                     (iii) Sole power to dispose or direct the disposition: -0-
                     (iv)  Shared power to dispose or direct the disposition:
                           3,605,269

B. NB Inc.
   -------

                  (a) Amount beneficially owned: 3,605,269 Shares, consisting of 1,105,274 Ordinary Shares held by the Funds and 2,499,995 Ordinary Shares issuable upon conversion of the 2,499,995 Preferred Shares held by the Funds.

                  (b) Percent of class: 22.0%. This percentage is based upon a total of 16,372,936 Ordinary Shares, calculated as the sum of (i) the Reported Outstanding Shares, and (ii) the 2,499,995 Ordinary Shares issuable upon conversion of the Preferred Shares held by the Funds.

                  (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or direct the vote: -0-
                     (ii)  Shared power to vote or direct the vote: 3,605,269
                     (iii) Sole power to dispose or direct the disposition: -0-
                     (iv)  Shared power to dispose or direct the disposition:
                           3,605,2699

C.  LV Opportunities
    ----------------

                  (a) Amount beneficially owned: 1,439,763 Shares, consisting of 76,128 Ordinary Shares held by LV Opportunities and 1,363,635 Ordinary Shares issuable upon conversion of the 1,363,635 Preferred Shares held by LV Opportunities.

                  (b) Percent of class: 9.4%. This percentage is based upon a total of 15,236,576 Ordinary Shares, calculated as the sum of (i) the Reported Outstanding Shares, and (ii) the 1,363,635 Ordinary Shares issuable upon conversion of the Preferred Shares held by LV Opportunities.

                  (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or direct the vote: -0-
                     (ii)  Shared power to vote or direct the vote: 1,439,763
                     (iii) Sole power to dispose or direct the disposition: -0-
                     (iv)  Shared power to dispose or direct the disposition:
                           1,439,763

D.  LV Funds
    --------
                  (a) Amount beneficially owned: 1,417,883 Shares, consisting of 508,793 Ordinary Shares held by LV Funds and 909,090 Ordinary Shares issuable upon conversion of the 909,090 Preferred Shares held by LV Funds.

                  (b) Percent of class: 9.6%. This percentage is based upon a total of 14,782,031 Ordinary Shares, calculated as the sum of (i) the Reported Outstanding Shares, and (ii) the 909,090 Ordinary Shares issuable upon conversion of the Preferred Shares held by LV Funds.

                  (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or direct the vote: -0-
                     (ii)  Shared power to vote or direct the vote: 1,417,883
                     (iii) Sole power to dispose or direct the disposition: -0-
                     (iv)  Shared power to dispose or direct the disposition:
                           1,417,883

(c) The transactions in the shares of the Ordinary Shares during the past sixty days that may be deemed to be beneficially owned by a Reporting Person are set forth on Schedule A attached hereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: March 10, 2006


NEUBERGER BERMAN, L.L.C.


By:    /s/ Kevin Handwerker
       -------------------------------------
       Name:  Kevin Handwerker
       Title: Chief Administrative Officer and General Counsel


NEUBERGER BERMAN, INC.


By:   /s/ Kevin Handwerker
      --------------------------------------
      Name:  Kevin Handwerker
      Title: Chief Administrative Officer and General Counsel


NEUBERGER BERMAN, L.L.C, on behalf of, and as investment advisor to, (i) LibertyView Special Opportunities Fund, L.P., and (ii) LibertyView Funds, L.P.


By:   /s/ Kevin Handwerker
      --------------------------------------
      Name:  Kevin Handwerker
      Title: Chief Administrative Officer and General Counsel








               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
              WITH RESPECT TO TTI TEAM TELECOM INTERNATIONAL LTD.]

                                   SCHEDULE A


      TRANSACTIONS BY THE FUNDS (OTHER THAN LV OPPORTUNITIES AND LV FUNDS)
                             DURING PAST SIXTY DAYS

---------------- -------------- --------------------------- ---------------------------- ---------------------
     DATE          SECURITY      AMOUNT OF SHARES BOUGHT       AMOUNT OF SHARES SOLD       PRICE PER SHARE
---------------- -------------- --------------------------- ---------------------------- ---------------------
       1/3/2006       Ordinary                                                    8,082                3.3628
---------------- -------------- --------------------------- ---------------------------- ---------------------
      1/12/2006       Ordinary                                                   10,865                3.5439
---------------- -------------- --------------------------- ---------------------------- ---------------------
      1/13/2006       Ordinary                                                   12,392                3.6556
---------------- -------------- --------------------------- ---------------------------- ---------------------
      1/17/2006       Ordinary                                                   22,622                3.7266
---------------- -------------- --------------------------- ---------------------------- ---------------------
      1/20/2006       Ordinary                                                      441                3.7200
---------------- -------------- --------------------------- ---------------------------- ---------------------
      1/23/2006       Ordinary                                                      441                3.7000
---------------- -------------- --------------------------- ---------------------------- ---------------------
      1/24/2006       Ordinary                                                    1,590                3.7445
---------------- -------------- --------------------------- ---------------------------- ---------------------
      2/10/2006       Ordinary                                                    2,398                3.7193
---------------- -------------- --------------------------- ---------------------------- ---------------------
      2/13/2006       Ordinary                                                   32,516                3.8436
---------------- -------------- --------------------------- ---------------------------- ---------------------
      2/14/2006       Ordinary                                                    8,408                3.9268
---------------- -------------- --------------------------- ---------------------------- ---------------------
      2/15/2006       Ordinary                                                    1,680                4.0350
---------------- -------------- --------------------------- ---------------------------- ---------------------
      2/22/2006       Ordinary                                                    1,320                3.8328
---------------- -------------- --------------------------- ---------------------------- ---------------------
      2/27/2006       Ordinary                                                      220                3.8191
---------------- -------------- --------------------------- ---------------------------- ---------------------
      2/28/2006       Ordinary                                                    1,760                3.8425
---------------- -------------- --------------------------- ---------------------------- ---------------------
       3/1/2006       Ordinary                                                    7,620                3.9173
---------------- -------------- --------------------------- ---------------------------- ---------------------
       3/2/2006       Ordinary                                                    8,085                3.9800
---------------- -------------- --------------------------- ---------------------------- ---------------------
       3/2/2006       Ordinary                                                    5,876                3.9934
---------------- -------------- --------------------------- ---------------------------- ---------------------
         3/3/06       Ordinary                                                    2,750                  4.02
---------------- -------------- --------------------------- ---------------------------- ---------------------
         3/3/06       Ordinary                                                    9,528                4.0217
---------------- -------------- --------------------------- ---------------------------- ---------------------
         3/6/06       Ordinary                                                   22,248                4.1464
---------------- -------------- --------------------------- ---------------------------- ---------------------

             TRANSACTIONS BY LV OPPORTUNITIES DURING PAST SIXTY DAYS

---------------- ------------ ---------------------------- ---------------------------- ------------------
  TRADE DATE      SECURITY      AMOUNT OF SHARES BOUGHT       AMOUNT OF SHARES SOLD      PRICE PER SHARE
---------------- ------------ ---------------------------- ---------------------------- ------------------
   1/13/2006      Ordinary                                            4,433                  3.6556
---------------- ------------ ---------------------------- ---------------------------- ------------------
   1/17/2006      Ordinary                                            8,943                  3.7266
---------------- ------------ ---------------------------- ---------------------------- ------------------
   1/20/2006      Ordinary                                             157                   3.7200
---------------- ------------ ---------------------------- ---------------------------- ------------------
   1/23/2006      Ordinary                                             157                   3.7000
---------------- ------------ ---------------------------- ---------------------------- ------------------
   1/24/2006      Ordinary                                             568                   3.7445
---------------- ------------ ---------------------------- ---------------------------- ------------------
   2/10/2006      Ordinary                                             872                   3.7193
---------------- ------------ ---------------------------- ---------------------------- ------------------
   2/13/2006      Ordinary                                            3,695                  3.8436
---------------- ------------ ---------------------------- ---------------------------- ------------------
   2/14/2006      Ordinary                                           22,931                  3.9268
---------------- ------------ ---------------------------- ---------------------------- ------------------
   2/15/2006      Ordinary                                            4,800                  4.0350
---------------- ------------ ---------------------------- ---------------------------- ------------------
   2/16/2006      Ordinary                                             500                   3.9900
---------------- ------------ ---------------------------- ---------------------------- ------------------
   2/22/2006      Ordinary                                             420                   3.8328
---------------- ------------ ---------------------------- ---------------------------- ------------------
   2/27/2006      Ordinary                                             682                   3.8191
---------------- ------------ ---------------------------- ---------------------------- ------------------
   2/28/2006      Ordinary                                             560                   3.8425
---------------- ------------ ---------------------------- ---------------------------- ------------------
   3/1/2006       Ordinary                                           23,622                  3.9173
---------------- ------------ ---------------------------- ---------------------------- ------------------
   3/2/2006       Ordinary                                           14,700                  3.9800
---------------- ------------ ---------------------------- ---------------------------- ------------------
   3/2/2006       Ordinary                                           10,684                  3.9934
---------------- ------------ ---------------------------- ---------------------------- ------------------
   3/3/2006       Ordinary                                            5,000                   4.02
---------------- ------------ ---------------------------- ---------------------------- ------------------
   3/3/2006       Ordinary                                           17,326                  4.0217
---------------- ------------ ---------------------------- ---------------------------- ------------------
   3/6/2006       Ordinary                                           41,200                  4.1464
---------------- ------------ ---------------------------- ---------------------------- ------------------

                 TRANSACTIONS BY LV FUNDS DURING PAST SIXTY DAYS

---------------- ----------- ---------------------------- ---------------------------- ------------------
  TRADE DATE      SECURITY     AMOUNT OF SHARES BOUGHT       AMOUNT OF SHARES SOLD      PRICE PER SHARE
---------------- ----------- ---------------------------- ---------------------------- ------------------
       1/3/2006    Ordinary                                                     6,612             3.3628
---------------- ----------- ---------------------------- ---------------------------- ------------------
      1/12/2006    Ordinary                                                     8,890             3.5439
---------------- ----------- ---------------------------- ---------------------------- ------------------
      1/13/2006    Ordinary                                                    11,320             3.6556
---------------- ----------- ---------------------------- ---------------------------- ------------------
      1/17/2006    Ordinary                                                    21,044             3.7266
---------------- ----------- ---------------------------- ---------------------------- ------------------
      1/20/2006    Ordinary                                                       402             3.7200
---------------- ----------- ---------------------------- ---------------------------- ------------------
      1/23/2006    Ordinary                                                       402             3.7000
---------------- ----------- ---------------------------- ---------------------------- ------------------
      1/24/2006    Ordinary                                                     1,452             3.7445
---------------- ----------- ---------------------------- ---------------------------- ------------------
      2/10/2006    Ordinary                                                     2,180             3.7193
---------------- ----------- ---------------------------- ---------------------------- ------------------
      2/13/2006    Ordinary                                                       739             3.8436
---------------- ----------- ---------------------------- ---------------------------- ------------------
      2/14/2006    Ordinary                                                     6,880             3.9268
---------------- ----------- ---------------------------- ---------------------------- ------------------
      2/15/2006    Ordinary                                                     1,520             4.0350
---------------- ----------- ---------------------------- ---------------------------- ------------------
      2/22/2006    Ordinary                                                     1,260             3.8328
---------------- ----------- ---------------------------- ---------------------------- ------------------
      2/27/2006    Ordinary                                                       198             3.8191
---------------- ----------- ---------------------------- ---------------------------- ------------------
      2/28/2006    Ordinary                                                     1,680             3.8425
---------------- ----------- ---------------------------- ---------------------------- ------------------
       3/1/2006    Ordinary                                                     6,858             3.9173
---------------- ----------- ---------------------------- ---------------------------- ------------------
       3/2/2006    Ordinary                                                     6,615             3.9800
---------------- ----------- ---------------------------- ---------------------------- ------------------
       3/2/2006    Ordinary                                                     4,808             3.9934
---------------- ----------- ---------------------------- ---------------------------- ------------------
       3/3/2006    Ordinary                                                     2,250               4.02
---------------- ----------- ---------------------------- ---------------------------- ------------------
       3/3/2006    Ordinary                                                     7,796             4.0217
---------------- ----------- ---------------------------- ---------------------------- ------------------
       3/6/2006    Ordinary                                                    18,952             4.1464
---------------- ----------- ---------------------------- ---------------------------- ------------------


                                       3